August 9, 2005
VIA EDGAR AND FACSIMILE
Jeffrey Riedler, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Re:	IVAX Corporation Registration Statement on Form S-3 File Number 333-122753
Dear Mr. Riedler:
     This letter is in response to the Staff’s comments regarding the above-referenced filing, which were provided in your letter to Steven D. Rubin, Esq., dated July 22, 2005. IVAX has today filed Post-Effective Amendment No. 4 to the above-referenced filing which has been amended to include the requested updated information suggested by the Staff’s comments as well as additional information regarding IVAX since the date of the previous filing.
     IVAX is also simultaneously filing post-effective amendments to Registration Statement No. 333-126170 and Registration Statement No. 333-126171 so as to include additional selling security holders and to update information in those filings as well.
     If you have any questions or if we can provide any additional information, please feel free to contact me at (305) 789-3500.
     Thank you for your assistance.

Very truly yours,
/s/ Alison W. Miller
Alison W. Miller, Esq.

cc: Song Brandon, Securities and Exchange Commission